FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 2004

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

Item 1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 02 August 2004.

Item 2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 03 August 2004.

Item 3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 04 August 2004.

Item 4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 05 August 2004.

Item 5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 06 August 2004.

Item 6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 09 August 2004.

Item 7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 August 2004.

Item 8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 12 August 2004.

Item 9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 August 2004.

Item 10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 August 2004.

Item 11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 18 August 2004.

Item 12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 August 2004.

Item 13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 23 August 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 13 September 2004	By: /s/ A C N Kemp

Name: A C N Kemp
Title: Assistant Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 30 July 2004, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2465 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,671,799,969.

G H R Musker
Company Secretary
2 August 2004

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 August 2004, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2455 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,671,401,069.

G H R Musker
Company Secretary
3 August 2004

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 August 2004, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2453 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,671,012,087.

G H R Musker
Company Secretary
4 August 2004

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 4 August 2004, it purchased for cancellation 450,000 ordinary shares of AstraZeneca PLC at a price of 2448 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,670,562,087.

G H R Musker
Company Secretary
5 August 2004

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 5 August 2004, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2444 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,670,266,187.

G H R Musker
Company Secretary
6 August 2004

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 6 August 2004, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2400 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,669,466,187.

G H R Musker
Company Secretary
9 August 2004

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 August 2004, it purchased for cancellation 350,000 ordinary shares of AstraZeneca PLC at a price of 2388 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,669,116,187.

G H R Musker
Company Secretary
10 August 2004

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 August 2004, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2376 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,668,337,373.

G H R Musker
Company Secretary
12 August 2004

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 13 August 2004, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2407 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,667,937,373.

G H R Musker
Company Secretary
16 August 2004

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 August 2004, it purchased for cancellation 550,000 ordinary shares of AstraZeneca PLC at a price of 2391 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,667,393,288.

G H R Musker
Company Secretary
17 August 2004

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 August 2004, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2394 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,666,793,288.

G H R Musker
Company Secretary
18 August 2004

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 19 August 2004, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2419 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,666,303,288.

G H R Musker
Company Secretary
20 August 2004

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 20 August 2004, it purchased for cancellation 200,000 ordinary shares of AstraZeneca PLC at a price of 2419 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,666,103,288.

G H R Musker
Company Secretary
23 August 2004